ANNOUNCEMENT

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (“AGMS”)

In accordance to article 22 of the Articles of Association of PT INDOSAT Tbk, hereinafter referred to as the Company, it is hereby announced that the AGMS of the Company, will be held on:

Date

:

Thursday, June 5, 2008

Time

:

1.00 p.m. (local time) till end

Venue

:

Auditorium, Indosat Building

Jl. Medan Merdeka Barat No.21

Jakarta 10110

Shareholders who entitled to attend the AGMS are:

a.

For those whose shares have not been electronically registered in the Collective Custody of PT KSEI, only the shareholders whose names are registered in the Company's Share Register as at 4.00 p.m. of May 14, 2008; or their authorized representative.

b.

For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at 4.00 p.m. of May 14, 2008; or their authorized representative.

The invitation for the above mentioned AGMS will be advertised in the same daily newspaper on May 15, 2008.

Jakarta, April 30, 2008

PT INDOSAT Tbk

The Board of Directors